UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-39121

ECMOHO Limited

(Translation of registrant's name into English)

3F, 1000 Tianyaoqiao Road, Xuhui District, Shanghai, 200030, The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

This current report on Form 6-K is furnished in connection with the resignation of Mr. Xin Li from the position of chief financial officer of the Company for personal reasons, which did not result from any disagreement with the Company on any matters relating to the Company’s operations, policies or practice. Mr. Leo Zeng, the chief operating officer of the Company, will serve as the acting chief financial officer of the Company until Mr. Li’s replacement is appointed. Mr. Zeng has extensive experience in sales and marketing over 15 years in multiple industries. Mr. Zeng also has broad managerial skills gained from his time as a co-founder and general manager of Hydrotech Marine & Offshore Technology Co. Ltd. Mr. Zeng holds a bachelor’s degree in marine engineering management from Dalian Maritime University, and a master’s degree in business administration from Fudan University. Mr. Zeng is the spouse of Ms. Zoe Wang and the brother-in-law of Mr. Daniel Wang, who is a director of the Company. The Company is grateful for Mr. Li’s contributions during his time at ECMOHO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECMOHO Limited
(Registrant)

Date: January 4, 2022	/s/ Ms. Zoe Wang
Zoe Wang
Chairwoman and Chief Executive Officer